UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G*
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2
(Amendment No. 3)*

NTN Buzztime, Inc.
(Name of Issuer)

Common Stock, par value $0.005
(Title of Class of Securities)

629410309
(CUSIP Number)

December 31, 2011
(Date of Event Which Requires Filing of the Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 629410309	13G	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS Kinderhook Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,797,712
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 1,797,712

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,797,712
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 629410309	13G	Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS Kinderhook GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,797,712
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 1,797,712

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,797,712
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 629410309	13G	Page 4 of 9 Pages

1	NAME OF REPORTING PERSONS Stephen J. Clearman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,797,712
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 1,797,712

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,797,712
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 629410309	13G	Page 5 of 9 Pages

1	NAME OF REPORTING PERSONS Tushar Shah
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,797,712
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 1,797,712

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,797,712
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 629410309	13G	Page 6 of 9 Pages

Item 1(a).	Name of Issuer: NTN Buzztime, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

2231 Rutherford Road

Carlsbad, California 92008

Item 2(a).	Name of Person Filing:

Kinderhook Partners, LP

Kinderhook GP, LLC

Stephen J. Clearman

Tushar Shah

Item 2(b).	Address of Principal Business Office or, if none, Residence:

1 Executive Drive, Suite 160

Fort Lee, New Jersey 07024

Item 2(c).	Citizenship:

Kinderhook Partners, LP – Delaware

Kinderhook GP, LLC – Delaware

Stephen J. Clearman – United States of America

Tushar Shah – United States of America

Item 2(d).	Title of Class of Securities: Common Stock, par value $0.005

Item 2(e).	CUSIP Number: 629410309

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) [__] Broker or dealer registered under Section 15 of the Act (15 U.S.C 78o);

(b) [__] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C 78c);

(c) [__] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C 78c);

(d) [__] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) [__] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) [__] An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g) [__] A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) [__] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

CUSIP No. 629410309	13G	Page 7 of 9 Pages

 (i) [__] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j) [__] A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k) [__] Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: _________________

This statement is filed pursuant to Rule 13d-1(c).

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

(b) Percent of Class:

(c) Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote

(ii)	shared power to vote or to direct the vote:

(iii)	sole power to dispose or to direct the disposition of:

(iv)	shared power to dispose or to direct the disposition of:

Ownership as of December 31, 2011 is incorporated herein by reference from items (5) – (9) and (11) of the cover page of this Schedule 13G.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ X ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Kinderhook Partners, L.P. specifically disclaims beneficial ownership in the shares of Common Stock reported herein except to the extent of its pecuniary interest therein, if any.

Kinderhook GP, LLC specifically disclaims beneficial ownership in the shares of Common Stock reported herein except to the extent of its pecuniary interest therein, if any.

CUSIP No. 629410309	13G	Page 8 of 9 Pages

Mr. Stephen J. Clearman and Mr. Tushar Shah are co-managing members of Kinderhook GP, LLC, the General Partner of Kinderhook Partners, L.P., and as a result, Mr. Clearman and Mr. Shah may be deemed to control such entities. In addition, Mr. Clearman and Mr. Shah are co-managing members of Kinderhook Capital Management, LLC, the Investment Adviser of Kinderhook Partners, L.P., responsible for making investment decisions with respect to the Partnership. Accordingly, Mr. Clearman and Mr. Shah may be deemed to have a beneficial interest in the shares of Common Stock by virtue of their indirect control of the Partnership’s, General Partner’s, and Investment Adviser’s power to vote and/or dispose of the shares of Common Stock. Mr. Clearman and Mr. Shah disclaim beneficial ownership of the shares of Common Stock except to the extent of their pecuniary interest, if any, therein.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable

Item 8.	Identification and Classification of Members of the Group:

Not Applicable

Item 9.	Notice of Dissolution of Group:

Not Applicable

Item 10.	Certifications:

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, I certify (the undersigned certifies) that the information set forth in this statement is true, complete and correct.

2/13/2011
(Date)

/s/ Tushar Shah
(Signature)

Tushar Shah
Name and Title

2/13/2011
(Date)

/s/ Stephen J. Clearman
(Signature)

Stephen J. Clearman
Name and Title

CUSIP No. 629410309	13G	Page 9 of 9 Pages

2/13/2011
(Date)

/s/ Tushar Shah
(Signature)

Tushar Shah – Managing Member of Kinderhook GP, LLC
Name and Title

2/13/2011
(Date)

/s/ Tushar Shah
(Signature)

Tushar Shah – Managing Member of Kinderhook Partners, LP
Name and Title

Page 9 of 9